EXHIBIT 99.1

STOCK TRANSFER AGREEMENT

THIS STOCK TRANSFER AGREEMENT (this “Agreement”), is entered into as of April 2, 2007 (the “Agreement Date” ), by and among David R. Jaffe (“DJ”), Elise Jaffe (“EJ”) and Richard Jaffe (“RJ”). Each of DJ, EJ and RJ are herein sometimes referred to as a “Party”, and, collectively as the “Parties.”

WITNESSETH:

WHEREAS, each Party owns the number of shares of common stock, par value $.05 per share, of The Dress Barn, Inc., a Connecticut corporation, set forth opposite such Party’s name on Schedule A hereto; and

WHEREAS, the Parties have agreed that it would be to their respective welfare and advantage to regulate the transfer of such Shares in accordance with the terms hereof;

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.     Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

A.     “Business Day” shall mean any day on which the New York Stock Exchange (or any successor thereto) is open for ordinary business.

B.     “Company” means The Dress Barn, Inc., a Connecticut corporation.

C.     “DJ Acceptance” has the meaning ascribed thereto in Section 4 hereof.

D.     “Market Price” of a Share means with respect to (i) any Offered Shares subject to a DJ Acceptance, the closing sales price per share of common stock, par value $.05 per share, of the Company on the NASDAQ (or any successor thereto) on the third Business Day after DJ’s receipt of a Notice of Offer and (ii) any Offered Shares not subject to a DJ Acceptance, the sales price per share of common stock, par value $.05 per share, of the Company at the time such Offered Shares are sold on the NASDAQ (or any successor thereto) on the third Business Day after DJ’s receipt of a Notice of Offer pursuant to any customary brokerage or block trade transaction.

E.     “Notice of Offer” has the meaning ascribed thereto in Section 4 hereof.

F.     “Offered Shares” has the meaning ascribed thereto in Section 4 hereof.

G.     “Permitted Transferee” has the meaning ascribed thereto in Section 2 hereof.

H.     “Person” means an individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization or other entity, or any governmental entity or quasi-governmental body or regulatory authority.

I.     “Selling Stockholder” has the meaning ascribed thereto in Section 4 hereof.

J.     “Shares” means the shares of common stock, par value $.05 per share, of the Company owned by the Parties on the date hereof and listed on Schedule A hereto and any securities (including shares of common stock, par value $.05 per share, of the Company) issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares of common stock, par value $.05 per share, of the Company listed on Schedule A hereto.

K.     “Subject Stockholder” means EJ, RJ or any Permitted Transferee of either of them.

L.     “Transfer” means any sale, transfer or other disposition of property, including the Shares.

M.     “Total Owned Shares” of a Party means the sum of the Shares owned by such Party plus any Shares Transferred at any time by such Party to any Permitted Transferee.

2.     Permitted Transfers. Notwithstanding anything in this Agreement to the contrary, the restrictions contained in Sections 3 and 4 of this Agreement with respect to the Transfer of Shares shall not apply to:

A.     any Transfer without consideration by any Party to the spouse or lineal descendants of such Party or to a trust of which there are no principal beneficiaries other than the spouse or lineal descendants of such Party;

B.     any Transfer (i) to a trust where the beneficiary of such trust is a charitable organization to which Transfers of Shares would be deductible for Federal income and gift tax purposes or (ii) directly to any such charitable organization (a Transfer pursuant to this clause (b)(ii) is hereinafter referred to as a “Charitable Transfer”)); or

C.     any Transfer to a legal representative of such Party in the event such Party becomes mentally incompetent;

provided that, in any such case, each transferee agrees in writing to take subject to and to comply with the restrictions on Transfer contained in this Agreement. In addition, none of the restrictions on Transfer of Shares contained in this Agreement shall apply to a Transfer by any Party upon his or her death, by will, by the laws of descent or by operation of law, except that any such transferee shall be deemed to take such Shares subject to all provisions of this Agreement applicable to the transferor. Any transfer of Shares pursuant to and in compliance with this Section 2 shall be a permitted transfer under this Agreement, and any transferee of such Shares pursuant to and in compliance with this Section 2 is herein referred to as a “Permitted Transferee.” Each Permitted Transferee, if not previously a Party, shall upon consummation of the Transfer, be deemed a Party. Notwithstanding anything in this Section 2 to the contrary, each Party acknowledges and agrees that after the consummation of any Charitable Transfer in accordance with the terms hereof, the Shares subject to such Charitable Transfer shall no longer be subject to this Agreement.

3.     Limitation on Transfer of Shares. Except for Transfer to a Permitted Transferee, no Party shall Transfer in excess of 10% of the Total Owned Shares of such Party in any calendar year (the “Annual Limitation”; provided, however, that if any Party shall die during the term of this Agreement, the estate of such Party may sell in excess of the Annual Limitation if such sale(s) are necessary to pay estate taxes and in the best interests of the estate as determined in good faith by the executor or personal representative of such estate.

4.     First Offer Rights.  A. Except for Transfers to Permitted Transferees, a Subject Stockholder may Transfer Shares only in compliance with the provisions of this Section 4.

B.     A Subject Stockholder desiring to Transfer Shares (a “Selling Stockholder”) shall first deliver written notice to DJ (hereinafter referred to as the “Notice of Offer”) which Notice of Offer shall specify (i) the number of Shares owned by the Selling Stockholder which such Selling Stockholder desires to sell (the “Offered Shares”); (ii) that the Offered Shares, when added to the aggregate amount of Shares previously sold by such Selling Stockholder in the current calendar year, would not exceed the limitation set forth in Section 3 hereof and (iii) that the proposed cash purchase price per share for the Offered Shares shall be the Market Price. The Notice of Offer shall constitute an irrevocable offer by the Selling Stockholder to sell to DJ the Offered Shares at the Market Price.

C.     Within two Business Days following his receipt of the Notice of Offer, DJ shall notify the Selling Stockholder as to the number of Offered Shares, if any, he is electing to purchase (such notification is hereinafter referred to as the “DJ Acceptance”). If DJ does not provide a DJ Acceptance to the Selling Stockholder within such period, DJ shall be deemed to have declined to purchase any of the Offered Shares. A DJ Acceptance shall be deemed to be an irrevocable commitment to purchase from the Selling Stockholder the number of Offered Shares which DJ has elected to purchase pursuant to the DJ Acceptance.

D.     If DJ does not elect to purchase the total number of the Offered Shares then available for purchase, the Selling Stockholder may transfer the total number of the Offered Shares not subject to a DJ Acceptance on the third Business Day after DJ’s receipt of the Notice of Offer for cash at a price per share not less than the Market Price to one or more third parties in an ordinary brokerage or block trade transaction. If the Selling Stockholder does not complete the sale of the Offered Shares on such third Business Day or within four consecutive business days thereafter, the provisions of this Section 4 shall again apply, and no sale of such Offered Shares by the Selling Stockholder shall be made otherwise than in accordance with the terms of this Agreement.

E.     The closing of purchases of Offered Shares by DJ pursuant to any DJ Acceptance shall take place no later than seven Business Days after the date the Notice of Offer was received by DJ, at 10:00 AM local time at the principal offices of the Company, or at such other date, time or place as DJ and the Selling Stockholder(s) may agree. At such closing, the Selling Stockholder(s) shall sell, transfer and deliver to DJ full right, title and interest to the Offered Shares so purchased by DJ, free and clear of any liens, security interests, adverse claims or restrictions of any kind and nature, and shall deliver to DJ a certificate or certificates representing the Offered Shares sold to DJ, in each case duly endorsed for transfer or accompanied by appropriate stock transfer power duly endorsed. Simultaneously with delivery of such certificate(s), DJ shall deliver to the Selling Stockholder(s), by wire transfer of immediately available funds to such bank account as the Selling Stockholder(s) shall designate, a cash amount equal to the product of the Market Price and the number of Offered Shares being acquired by DJ, in full payment of the purchase price of the Offered Shares purchased.

F.     For the avoidance of doubt, each Party acknowledges and agrees that from and after the consummation of any Transfer of Offered Shares in accordance with the terms hereof, such Offered Shares shall no longer be subject to the terms of this Agreement.

5.     Representations and Warranties of Each Party. Each Party, severally but not jointly, represents and warrants to the other Parties that:

A.     such Party (the “Representing Party”) has full right, power and authority to execute, deliver and perform this Agreement;

B.     this Agreement has been duly executed and delivered by or on behalf of the Representing Party and constitutes a legal, valid and binding obligation of the Representing Party, enforceable against the Representing Party in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws affecting the rights of creditors generally or by the application of general equity principles;

C.     no consent, approval, authorization or order of any Person is required for the execution, delivery or performance of this Agreement by the Representing Party; and

D.     neither the execution, delivery or performance of this Agreement by the Representing Party will (x) conflict with, or result in a breach of, or constitute a default under, or result in violation of, any agreement or instrument to which the Representing Party or his or her property is bound, or (y) result in the violation of any applicable law or order, judgment, writ, injunction, decree or award of any court, administrative agency or governmental authority.

6.     Expenses. Each Party shall pay all of such Party’s costs and expenses in connection with the transactions contemplated hereby.

7.     Public Announcements.

A.     No Party hereto will issue or cause the publication of any press release or otherwise make any public and/or private statement with respect to the transactions contemplated hereby without the prior written consent of the other Parties hereto; provided, however, any Party may make a public and/or private announcement to the extent required by law or judicial process.

8.     Arbitration; Governing Law. This Agreement shall be governed by the laws of the State of New York. Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be submitted to (i) the United States federal courts located in the borough of Manhattan or the courts of the State of New York located in borough of Manhattan and any appellate court form any thereof and hereby irrevocably accept and submit to the non-exclusive jurisdiction of each of the aforesaid courts in personam, generally and unconditionally with respect to any action, suit or proceeding for themselves and in respect of their respective properties, assets and revenues and (ii) that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

9.     Term of Agreement. The term of this Agreement shall continue for so long as DJ is an employee of the Company and shall terminate on the date DJ ceases to be an employee of the Company.

10.     Notices. All notices and other communications hereunder shall be validly given or made if in writing, (i) when delivered personally (by courier service or otherwise), (ii) when sent by facsimile or (iii) when actually received if mailed by first class certified or registered United States mail or recognized overnight courier service, postage prepaid and return receipt requested, and all legal process with regard hereto shall be validly served when served in accordance with applicable law, in each case to the address of the Party to receive such notice or other communication set forth below, or at such other address as any Party may from time to time advise the other Parties pursuant to this subsection:

If to DJ:

David R. Jaffe

If to EJ:

Elise Jaffe

If to RJ:

Richard Jaffe

11.     Entire Agreement; Amendment. This Agreement (including the Schedules hereto) constitutes the entire agreement among the Parties relating to the subject matter hereof and shall supersede any and all prior agreements and understandings, whether written or verbal. This Agreement may not be modified, amended, altered or supplemented except by a written agreement executed by each of the Parties.

12.     Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and any such provision, to the extent invalid or unenforceable, shall be replaced by a valid and enforceable provision which comes closest to the intention of the Parties underlying such invalid or unenforceable provision.

13.     Descriptive Headings. Descriptive headings used in this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

14.     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

15.     Acknowledgements. The undersigned parties have read this Agreement, fully understand the terms contained herein, agree that all the terms and conditions in this Agreement are both reasonable and essential requirements of their relationship, and have the authority to bind themselves hereto.

IN WITNESS WHEREOF, this Stock Transfer Agreement has been executed on the

Agreement Date.

/s/ DAVID R. JAFFE

David R. Jaffe

/s/ ELISE JAFFE

Elise Jaffe

/s/ RICHARD JAFFE

Richard Jaffe

Schedule A to Stock Transfer Agreement

Name of Stockholder	No. of Shares of Common Stock
David R. Jaffe	4,790,298
Elise Jaffe	4,780,298
Richard Jaffe	4,676,298